July 28, 2014

Sheila Stout

Mary Cole, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks Co-Optivist Income BDC II, Inc. (the “Company”)

Form N-2, Post-Effective Amendment No. 7

Filed July 28, 2014

File No. 333-176182

Dear Ms. Stout and Ms. Cole:

I am writing to follow-up a voicemail that I received from Sheila Stout.

First, Phoenix American Financial Services, Inc. has confirmed to the Company that it had returned all funds held in escrow from subscribers in the Company’s continuous offering to the subscribers on July 25, 2014.

Second, in the final prospectus filed under Rule 497, the Company will include the phrase “neither of which may ever occur” in the bold disclosure on pages 8 and 44 at the end of the sentence discussing the lack of an expense support agreement.

Third, as discussed with Mary Cole last week, subscribers who had previously subscribed in the offering will be required to execute a subscription supplement, which is attached to the prospectus as Exhibit C. The prospectus supplement provides that investors reaffirm the information previously provided in their prior subscription agreement, although it allows them to designate a different amount for their subscription.  The supplement also repeats the bullet point risk factors on the cover page of the final prospectus directly above their signature block, which as you know are different than the bullet point risk factors that were included in the original subscription agreement that they signed.

I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in this letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions.

VII Peaks Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer

Cc:	Robert J. Mottern, Esq.